

April 5, 2013

<u>Via E-mail</u>
John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45244

  Re: Meridian Bioscience, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2012
     Filed November 29, 2012
     File No. 000-14902

Dear Mr. Kraeutler,

  We have reviewed your March 5, 2013 response to our February 20, 2013 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes To Consolidated Financial Statements</u>
<u>(1) Summary of Significant Accounting Policies</u>
<u>(i) Revenue Recognition, page 57</u>

1. Please refer to your response to our comment two and address the following:
    - Provide proposed revisions to your disclosure to be included in future filings to include your revenue recognition policy for sales outside of the United States and the rationale for that policy as it differs from your policy for sales in the United States.
    - With respect to sales inside the United States, you indicate that you considered the guidance under ASC 605-25, and identify the delivered item as the instrumentation and the undelivered items as the future test kits. Please provide proposed revisions to your disclosure to be included in future filings addressing the requirements of paragraphs one and two of ASC 605-25-50. Additionally, please clarify in the proposed disclosure whether there is any upfront consideration received with your agreements and whether

the Company or the customer owns the instrument and instrument accessories upon placement at a customer.

- For all sales, please provide proposed revisions to your disclosure to be included in future filings stating whether sales are subject to a right of return, and if so, the nature of those provisions and your accounting treatment.

- Lastly, we are still evaluating whether it is appropriate to defer the cost of the instrument and the accessories and if so, whether your subsequent accounting of this cost is appropriate. Please elaborate on your rationale, and clarify whether there is any deferred revenue associated with your agreements. Tell us whether your customers are contractually required to purchase a specified quantity of test kits. If so, tell us the nature and extent of the commitment including time frame, quantities and prices and how the commitment supports i) the recoverability of the deferred cost of the instrument and the accessories and ii) the three year period that you use to amortize the deferred cost. Also clarify in your proposed disclosure the pattern in which you amortize the deferred cost and the rationale.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant